

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 11, 2015

<u>Via E-Mail</u>
Jeremy W. Smeltser
Vice President and Chief Financial Officer
SXP Flow, Inc.
13320 Ballantyne Corporate Place
Charlotte, NC 28277

  Re: SPX Flow, Inc.
    Registration Statement on Form 10
    Filed September 8, 2015
    File No. 001-37393

Dear Mr. Smeltser:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Amanda Ravitz

          Assistant Director
          Office of Electronics and Machinery